Exhibit 99.1

Jumei Reports Unaudited First Quarter 2015 Financial Results

Revenue Growth Significantly Exceeds Guidance

BEIJING, May 21, 2015 /PRNewswire/ -- Jumei International Holding Limited (NYSE: JMEI) ("Jumei" or the "Company"), China's leading online retailer of beauty products, today announced its unaudited financial results for the first quarter ended March 31, 2015. The Company will host a conference call to discuss the results at 8:30 AM U.S. Eastern Daylight Time on May 22, 2015 (8:30 PM China time on the same day).

First Quarter 2015 Highlights

•	Net revenues increased by 61.8% year-over-year to US$250.6 million.

•	Total net GMV [1] increased by 20.3% year-over-year to US$326.5 million, primarily due to a 14.3% increase in the number of active customers[2] and an 18.4% increase in total orders[3].

•	Gross profit as a percentage of net revenues decreased to 31.4% from 44.1% in the same period of 2014. Gross profit as a percentage of total net GMV decreased slightly to 24.1% from 25.2% in the same period of 2014. The decrease was primarily due to the Company's shift in strategy from beauty product marketplace sales to merchandise sales that started in September 2014.

•	Net income attributable to Jumei's ordinary shareholders increased by 49.5% to US$15.7 million from US$10.5 million in the same period of 2014. Net margin attributable to Jumei's ordinary shareholders was 6.3%, compared with 6.8% in the same period of 2014.

•	Non-GAAP net income attributable to Jumei's ordinary shareholders[4] was US$17.2 million, an increase of 44.5% from the same period of 2014. Non-GAAP net margin attributable to Jumei's ordinary shareholders[4] was 6.9%, compared with 7.7% in the same period of 2014.

[1]	"Net GMV" means the sum of (i) net revenues generated from merchandise sales, and (ii) net revenues generated from marketplace services plus corresponding payables to third-party merchants;
[2]	"Active customer" means a customer that made at least one purchase during a specified period;
[3]	"Total orders" means the total number of orders placed during a period, excluding rejected or returned orders;
[4]	"Non-GAAP net income attributable to Jumei's ordinary shareholders" is a non-GAAP financial measure defined as net income attributable to Jumei's ordinary shareholders excluding share-based compensation expenses. "Non-GAAP net margin attributable to Jumei's ordinary shareholders" is a non-GAAP financial measure defined as Non-GAAP net income attributable to Jumei's ordinary shareholders as a percentage of total net revenues. See "Use of Non-GAAP Financial Measures" and "Unaudited Reconciliation of GAAP and Non-GAAP Results".

Mr. Leo Chen, founder and CEO of Jumei, stated, "We are pleased to announce stronger-than-expected growth for the first quarter of 2015. We successfully completed our transition for beauty products from marketplace sales to merchandise sales at the end of 2014, and our new business initiative – Jumei Global, took off early this year and experienced high growth in terms of sales volume. Jumei is currently one of the leading players in cross-border e-commerce in China. We expanded into cross-border baby and maternity category in mid-April, 2015 and quickly achieved market leading position in this new category in China. Our target for 2015 is focused on top line growth and expansion into other cross-border categories as we look to expand our customer base and significantly grow our order numbers. We are confident that we can achieve our quarterly and yearly sales target for 2015."

Unaudited First Quarter 2015 Financial Results

Total net revenues were US$250.6 million, an increase of 61.8% from US$154.9 million in the first quarter of 2014. The increase was primarily attributable to the shift from beauty product marketplace sales to merchandise sales, as well as the increase in the number of active customers and total orders. The number of active customers increased by 14.3% to approximately 5.6 million from approximately 4.9 million in the same period of 2014. The number of total orders increased by 18.4% to approximately 13.5 million from approximately 11.4 million in the same period of 2014.

Gross profit was US$78.7 million, an increase of 15.2% from US$68.3 million in the first quarter of 2014. Gross profit as a percentage of net revenues decreased to 31.4% from 44.1% in the same period of 2014. The decrease was primarily due to the shift from beauty product marketplace sales to merchandise sales. Gross profit as a percentage of net GMV decreased slightly to 24.1% from 25.2% in the same period of 2014. Gross profit from merchandise sales as a percentage of net GMV of merchandise sales decreased to 28.6% from 33.4% in the same period of 2014. The decrease was primarily due to the change of product mix.

Total operating expenses were US$64.7 million, an increase of 26.4% from US$51.2 million in the first quarter of 2014. Operating expenses as a percentage of total net GMV increased to 19.8% from 18.9% in the same period of 2014.

•	Fulfillment expenses were US$28.8 million, an increase of 44.7% from US$19.9 million in the same period of 2014. Fulfillment expenses as a percentage of total net GMV increased to 8.8% from 7.3% in the same period of 2014. The increase was primarily due to higher fulfillment expenses of Jumei Global.

•	Marketing expenses were US$23.8 million, an increase of 1.7% from US$23.4 million in the same period of 2014. Marketing expenses as a percentage of total net GMV decreased to 7.3% from 8.6% in the same period of 2014. The decrease was primarily the result of a series of efficient and effective marketing campaigns and brand promotion activities that were launched during the quarter in an effort to grow the Company's customer base.

•	Technology and content expenses were US$6.7 million, an increase of 55.8% from US$4.3 million in the same period of 2014. Technology and content expenses as a percentage of total net GMV increased to 2.1% from 1.6% in the same period of 2014. The increase reflects Jumei's continuous investments in its information technology platform and the Company's commitment to attract top research and development talent in order to provide better technology-enabled services to both consumers and merchants.

•	General and administrative expenses were US$5.3 million, an increase of 43.2% from US$3.7 million in the same period of 2014. General and administrative expenses as a percentage of total net GMV increased to 1.6% from 1.4% in the same period of 2014. The increase was mainly due to the increase in general and administrative staff headcount.

Income from operations was US$14.1 million, a decrease from US$17.1 million in the same period of 2014.

Non-GAAP income from operations, which excludes US$1.5 million in share-based compensation expenses, was US$15.6 million, a decrease of 15.7% from US$18.5 million in the same period of 2014.

Net income attributable to Jumei's ordinary shareholders was US$15.7 million, compared with US$10.5 million in the same period of 2014, primarily due to the fact that there is no preferred shares accretion this quarter as preferred shares have been converted into ordinary shares at the completion of our initial public offering in May 2014. Net margin attributable to Jumei's ordinary shareholders decreased slightly to 6.3% from 6.8% in the same period of 2014. Net income per basic and diluted ADS were US$0.11 and US$0.10, respectively, compared with US$0.16 and US$0.12, respectively, for the same period of 2014.

Non-GAAP net income attributable to Jumei's ordinary shareholders, which excludes share-based compensation expenses, was US$17.2 million, an increase of 44.5% from US$11.9 million in the same period of 2014. Non-GAAP net margin attributable to Jumei's ordinary shareholders decreased to 6.9% from 7.7% in the same period of 2014. Non-GAAP net income per basic and diluted ADS were US$0.12 and US$0.11, respectively, compared with US$0.18 and US$0.14, respectively, in the same period of 2014.

Balance Sheet

As of March 31, 2015, the Company had cash and cash equivalents of US$156.7 million, and short-term investments of US$423.7 million.

Business Outlook

For the second quarter of 2015, the Company expects total net revenues to be between US$270.1 million and US$277.8 million, representing a year-over-year growth rate of approximately 75% to 80%.

These forecasts reflect the Company's current and preliminary view, which is subject to change.

Conference Call

Jumei's management will host a conference call on Friday, May 22, 2015 at 8:30 a.m. U.S. Eastern Daylight Time (8:30 p.m. Beijing/Hong Kong Time on the same day) to discuss the financial results.

The dial-in details for the earnings conference call are as follows:

Hong Kong:	800-908-575 (Toll Free)
3056-2688 (Toll/Mobile)

Mainland China:	800-803-6152 (Toll Free)
400-603-9021 (Toll/Mobile)

USA:	1-877-679-2987 (Toll Free)
646-502-5131 (Toll/Mobile)

UK:	0800-376-2927 (Toll Free)
020-7660-2114 (Toll/Mobile)

Participant PIN Code:	810834#

Please dial in 10 minutes before the call is scheduled to begin and provide the passcode to join the call.

A telephone replay of the call will be available after the conclusion of the conference call through 12:00 a.m. U.S. Eastern Daylight Time, June 22, 2015. The dial-in details for the replay are as follows:

Hong Kong and International:	852-3060-0238
USA:	1-866-345-5132
Passcode:	215252#

A live and archived webcast of the conference call will be available on the Investor Relations section of Jumei's website at http://jumei.investorroom.com/.

Use of Non-GAAP Financial Measures

To supplement the consolidated financial statements presented in accordance with the United States Generally Accepted Accounting Principles ("GAAP"), Jumei uses non-GAAP income from operations, non-GAAP net income attributable to Jumei's ordinary shareholders, non-GAAP net margin attributable to Jumei's ordinary shareholders and non-GAAP net income per ADS attributable to Jumei's ordinary shareholders, by excluding share-based compensation expenses from operating profit and net income attributable to the Company's shareholders, respectively. The Company believes these non-GAAP financial measures are important to help investors understand Jumei's operating and financial performance, compare business trends among different reporting periods on a consistent basis and assess Jumei's core operating results, as they exclude certain expenses that are not expected to result in cash payments. The use of the above non-GAAP financial measures has certain limitations. Share-based compensation expenses have been and will continue to be incurred in the future and are not reflected in the presentation of the non-GAAP financial measures, but should be considered in the overall evaluation of Jumei's results. The Company compensates for these limitations by providing the relevant disclosure of its share-based compensation expenses in the reconciliations to the most directly comparable GAAP financial measures, which should be considered when evaluating Jumei's performance. These non-GAAP financial measures should be considered in addition to financial measures prepared in accordance with GAAP, but should not be considered a substitute for, or superior to, financial measures prepared in accordance with GAAP. Reconciliation of each of these non-GAAP financial measures to the most directly comparable GAAP financial measure is set forth at the end of this release.

About Jumei International Holding Limited

Jumei (NYSE: JMEI) is China's leading online retailer of beauty products. Jumei's internet platform is a trusted destination for consumers to discover and purchase branded beauty products, fashionable apparel and other lifestyle products through the Company's jumei.com and jumeiglobal.com websites and mobile application. Leveraging its deep understanding of customer needs and preferences, as well as its strong merchandizing capabilities, Jumei has adopted multiple effective sales formats to encourage product purchases on its platform, including curated sales, online shopping mall and flash sales. More information about Jumei can be found at http://jumei.investorroom.com

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates" and similar statements. Among other things, the business outlook and quotations from management in this announcement, as well as Jumei's strategic and operational plans, contain forward-looking statements. Jumei may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission ("SEC") on Forms 20-F and 6-K, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Jumei's beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company's goals and strategies; the Company's future business development, results of operations and financial condition; the expected growth of the Company's curated sales, online shopping mall and flash sales in China; the expected growth of Jumei Global, the Company's ability to attract and retain new customers and to increase revenues generated from repeat customers; its ability to obtain the authorization of more exclusive products; its expectations regarding demand for and market acceptance of its products and services; trends and competition in China's online retailers of beauty products; fluctuations in general economic and business conditions in China and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in Jumei's filings with the SEC, including its annual report on Form 20-F. All information provided in this press release and in the attachments is as of the date of this press release, and Jumei does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

Jumei International Holding Limited
Mr. Sterling Song
Investor Relations Director
Phone: +86-10-5676-6983
Email: kans@jumei.com

Christensen
In China
Mr. Christian Arnell
Phone: +86-10-5900-1548
Email: carnell@christensenir.com

In US
Ms. Linda Bergkamp
Phone: +1-480-614-3004
Email: lbergkamp@ChristensenIR.com

JUMEI INTERNATIONAL HOLDING LIMITED

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(U.S. dollars in thousands, except share data and per share data)

	December 31, 2014	March 31, 2015
	US$	US$

ASSETS
Current assets:
Cash and cash equivalents	165,407	156,720
Short-term investments	412,555	423,698
Loan receivables	2,533	4,331
Accounts receivable, net	4,403	9,175
Inventories	101,613	108,502
Advances to suppliers	8,759	30,481
Prepayments and other current assets	32,852	26,848
Deferred tax assets	424	424
Total current assets	728,546	760,179
Non-current assets:
Long-term investment	-	5,000
Property, equipment and software, net	8,289	8,956
Intangible assets, net	18	14
Goodwill	2,320	2,320
Deferred tax assets	1,497	1,488
Other non-current assets	2,645	2,490
Total non-current assets	14,769	20,268
Total assets	743,315	780,447

Current liabilities
Accounts payable	145,442	157,737
Advances from customers	11,070	18,791
Short-term loans	1,611	1,599
Tax payable	13,661	17,889
Accrued expenses and other current liabilities	20,169	15,773
Total current liabilities	191,953	211,789
Non-current liabilities
Long-term loans	-	451
Other non-current liabilities	843	778
Total non-current liabilities	843	1,229
Total liabilities	192,796	213,018

Shareholders' equity:
Ordinary shares	36	36
Additional paid-in capital	459,108	460,630
Statutory reserves	451	451
Treasury stock	-	(145)
Retained earnings	89,405	105,096
Accumulated other comprehensive income	1,259	448
Jumei's shareholders' equity	550,259	566,516
Noncontrolling interests	260	913
Total shareholders' equity	550,519	567,429
Total liabilities and shareholders' equity	743,315	780,447

JUMEI INTERNATIONAL HOLDING LIMITED

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(U.S. dollars in thousands, except share data and per share data)

	For the three months ended
	March 31, 2014	December 31, 2014	March 31, 2015
	US$	US$	US$

Net revenues:
Merchandise sales	129,833	154,676	240,808
Marketplace services	25,026	11,279	9,790
Total net revenues	154,859	165,955	250,598
Cost of revenues	(86,517)	(115,535)	(171,869)
Gross profit	68,342	50,420	78,729
Operating expenses:
Fulfillment expenses	(19,886)	(14,809)	(28,847)
Marketing expenses	(23,432)	(19,922)	(23,820)
Technology and content expenses	(4,256)	(7,110)	(6,719)
General and administrative expenses	(3,656)	(4,578)	(5,275)
Total operating expenses	(51,230)	(46,419)	(64,661)
Income from operations	17,112	4,001	14,068
Other income/(expenses):
Interest income	884	4,971	5,737
Others, net	2,693	3,137	384
Income before tax	20,689	12,109	20,189
Income tax expenses	(4,138)	(1,374)	(3,836)
Net income	16,551	10,735	16,353
Net income attributable to noncontrolling interests	-	(36)	(661)
Net income attributable to Jumei International Holding Limited	16,551	10,699	15,692
Accretion to Preferred Shares redemption value	(520)	-	-
Income allocation to participating Redeemable Preferred Shares	(5,538)	-	-
Net income attributable to Jumei's ordinary shareholders	10,493	10,699	15,692
Net income	16,551	10,735	16,353
Foreign currency translation adjustment, net of nil tax	(746)	750	(811)
Total comprehensive income	15,805	11,485	15,542
Comprehensive income attributable to noncontrolling interests	-	(35)	(652)
Comprehensive income attributable to Jumei International Holding Limited	15,805	11,450	14,890

Net income per share attributable to Jumei's ordinary shareholders
- Basic	0.16	0.07	0.11
- Diluted	0.12	0.07	0.10
Net income per ADS attributable to Jumei's ordinary shareholders (1 ordinary share equals to 1 ADS)
- Basic	0.16	0.07	0.11
- Diluted	0.12	0.07	0.10
Weighted average shares outstanding used in computing net income per share attributable to Jumei's ordinary shareholders
- Basic	66,471,596	144,781,590	145,203,770
- Diluted	84,718,363	150,120,447	150,084,009

	For the three months ended
	March 31, 2014	December 31, 2014	March 31, 2015
	US$	US$	US$

Share-based compensation expenses included are follows:
Fulfillment expenses	226	243	231
Marketing expenses	393	(172)	375
Technology and content expenses	242	329	325
General and administrative expenses	505	599	556
Total	1,366	999	1,487

JUMEI INTERNATIONAL HOLDING LIMITED

UNAUDITED RECONCILIATION OF GAAP AND NON-GAAP RESULTS

(U.S. dollars in thousands, except share data and per share data)

	For the three months ended
	March 31, 2014	December 31, 2014	March 31, 2015
	US$	US$	US$

Income from operations	17,112	4,001	14,068
Share-based compensation expenses	1,366	999	1,487
Non-GAAP income from operations	18,478	5,000	15,555

Net income attributable to Jumei's ordinary shareholders	10,493	10,699	15,692
Share-based compensation expenses	1,366	999	1,487
Non-GAAP net income attributable to Jumei's ordinary shareholders	11,859	11,698	17,179

Non-GAAP net income per share attributable to Jumei's ordinary shareholders
- Basic	0.18	0.08	0.12
- Diluted	0.14	0.08	0.11
Non-GAAP net income per ADS attributable to Jumei's ordinary shareholders (1 ordinary share equals to 1 ADS)
- Basic	0.18	0.08	0.12
- Diluted	0.14	0.08	0.11
Weighted average shares outstanding used in computing non-GAAP net income per share attributable to Jumei's ordinary shareholders:
- Basic	66,471,596	144,781,590	145,203,770
- Diluted	84,718,363	150,120,447	150,084,009